2002 ANNUAL REPORT

Driving Value Through Innovation


SEC MAIL PROCESSING
RECEIVED
MAY 28 2003
WASH, D.C.
SECTION


PE
12-28-02
03020544






CSA TODAY
COMPREHENSIVE SALVAGE ANALYSIS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL



IAA®
INSURANCE
AUTO AUCTIONS

Corporate Profile

Insurance Auto Auctions ("IAA" or the "Company") is a leading provider of customer-valued automobile salvage and claim services to insurance companies and other suppliers. The Company uses a network of 72 salvage centers and cooperative agreements to provide services throughout the U.S. market. To its thousands of suppliers and buyers, the Company is known for its innovative methods in streamlining the total loss vehicle process and in finding ways to save money and improve returns to its customers.

Table of Contents

Consolidated Financial Highlights

(dollars in thousands, except per share amounts)	**December 29, 2002**	December 30, 2001	% Increase (Decrease)
Revenues	**$234,197**	$292,990	(20.1)
Earnings (loss) from operations	**7,426**	(5,209)	242.6
Net earnings (loss)	**4,008**	(4,360)	191.9
Basic earnings (loss) per share	**.33**	(.37)	189.2
Diluted earnings (loss) per share	**.32**	(.37)	186.5
Cash and cash equivalents	**$ 10,027**	$ 24,467	(59.0)
Working capital	**23,787**	25,286	(5.9)
Total assets	**259,650**	278,204	(6.7)
Shareholders' equity	**194,102**	188,994	2.7

Performance Summary


Gross Proceeds
dollars in millions
$800
600
400
200
0
2000
2001
2002
Net Revenue*
dollars in millions
$160
120
80
40
0
2000
2001
2002
Net Earnings
dollars in millions
$10
5
0
-5
2000
2001
2002

*Net revenue equals revenue less vehicle cost.

To Our Stockholders

In last year's Letter to Shareholders we outlined the key strategic initiatives we put in place to position Insurance Auto Auctions for future growth and profitability. These initiatives included: exiting under performing purchase agreement contracts; standardizing business procedures and operations; building a new enterprise-wide information system; and expanding strategically. During 2002, we executed on each of those initiatives in an effort to benefit our customers, our employees and, ultimately, our shareholders.

As we enter 2003, several of the transition and transformation initiatives we undertook last year are complete, and we are confident in our ability to grow the company efficiently and effectively from this point forward. Our technology and Internet capabilities have significantly improved and our customer and supplier relationships remain strong. Importantly, we have also continued to build the business through acquisitions and new greenfield facilities and are encouraged with our market share trend. Our financial results have already begun to demonstrate our goal of unleashing potential profitability, and our accomplishments in 2002 were vital to that effort.

2002 in Review

The past year was difficult for nearly every industry, as the general economy continued to struggle. Although the auto salvage industry was less impacted by this overall market deterioration, consistent with customer trends, total volumes and industry growth were still down from prior years. We were, however, comfortable with our market share trend during the year, which was driven by our continued expansion strategy and ability to attract new customers. In addition, we were pleased to see gross proceeds improve again during the year, a trend we have witnessed over the past five years as we continue to demonstrate value for our customers.

The environment for publicly owned companies changed considerably in 2002 as accounting issues and corporate impropriety among a number of large-name firms took center stage, fueling investor concerns and skepticism. We, however, continued to make corporate governance and accounting accuracy a priority at IAA, as we always have, demonstrating to shareholders that our financial results are clearly reflective of our operations.

We were satisfied with our financial performance and profitability results, in addition to our ability to generate cash during the year, which demonstrated the positive effects of the strategic initiatives we continue to carry out. We believe our 2003 financial results should continue to improve as these initiatives take hold throughout the company.

"I have worked with IAA for nearly 20 years because of their ability to enhance our salvage returns as well as their outstanding level of customer service. In the past year I have seen that level of service improve yet again, as they have become even more efficient and responsive to our needs. We have also been very pleased with their CSAToday product and look forward to the additional Internet capabilities they plan to add in the upcoming quarters. IAA is clearly the leader in the automotive salvage industry."

John Bierer
Corporate Property
Claim Manager
21st Century Insurance

Strategic Initiatives

IAA's operating history has created a foundation of strong customer and supplier relationships. With that in mind, our goal in 2002 was to strengthen and grow these relationships further by improving the way in which we do business. In addition to continuing to serve our customers to the high level they have come to expect, the company's strategic initiatives were the focal point of both the management team and IAA's employees in 2002. As mentioned earlier, all four of the key initiatives were intended to improve the company's profitability and operational efficiency in order to set the table for future growth. These initiatives included the following:

Exiting under performing purchase agreement contracts

In an effort to improve the inherent risk in IAA's revenue mix, we took aggressive steps during the past year to exit the purchase agreement method of sale by converting those customers to less risky, more predictable consignment-based contracts. The purchase agreement method accounted for less than 10 percent of the total vehicles sold during 2002 versus 19 percent for the prior year. More importantly, by year-end we had successfully completed the exit of purchase agreement contracts and we expect purchase agreement volume to come in under five percent by year-end 2003.

The year-over-year decline in revenue this year is due to the way revenue is recognized using the purchase agreement method of sale. Under the purchase agreement method, the entire purchase price of the vehicle is recorded as revenue, compared to the lower-risk, consignment fee-based arrangements, where only the fees collected on the sale of a vehicle are recorded as revenue. As a result, IAA's revenue declined during the year primarily as a result of this transition to consignment-based contracts.

The transition away from the purchase agreement method of sale was completed with a minimal impact on our customer base. We have begun recognizing the economic benefits of the conversions in the form of greater revenue consistency and stable margins.

Standardizing company-wide operations through a business process re-engineering project

As we discussed in last year's Shareholder Letter, we hired Synergetics Installations Worldwide, Inc., a management consulting firm based in New Hampshire, to work in conjunction with a number of IAA employees to develop and implement efficient operating standards and "best practices" throughout the company. The new standards and practices aimed to improve IAA's operational efficiency, standardize processes and implement tools to measure performance within critical areas of field operations.

During the first phase of the project, Synergetics and several members of the IAA team performed an in-depth evaluation of all company-wide operating procedures. Their particular areas of focus included branch staffing, productivity in the yard and office, and service center and national/regional network consolidation opportunities. In addition, they completed a top-to-bottom evaluation of the company's yard layout, vehicle assignment, enhancements, title processing, auction process, and transaction processing, in addition to establishing metrics to measure all of the above processes. This evaluation was conducted in order to improve workflow efficiencies and eliminate redundancies throughout IAA. The Synergetics team went on to develop a comprehensive set of standards and operating procedures that were rolled out to all the branches during the first six months of 2002.

The implementation phase went extremely well with regard to timing, cost and benefits, and our employees and customers have embraced the new process. In addition to recognizing greater customer and employee satisfaction levels, our financial results have clearly begun to reflect the savings from the new operating procedures as well. These results include lower variable costs related to labor and towing expenses as well as other lower branch costs. In the future we will continue to leverage best practices to consistently improve operations and add value to our customers through improved returns, lower cycle times and enhanced service offerings.

"I've been working with IAA for a number of years and the new operating processes they have put in place have saved me time, money and the aggravation of a slow auction process. In addition, the branch managers at IAA have been able to give us much more special attention than they had in the past, which is a benefit you just don't see at other auto salvage dealers."

Mike Miller
IAA Customer

Initiating an enterprise-wide information systems redesign project

When IAA's new management team came on board in mid-2001, we recognized that in order to truly grow the business and compete on a national level, we needed to improve our technology. As a result, we hired SEI Information Technology, a Chicago-based IT solution provider and professional services firm, to develop a new enterprise-wide application to manage the salvage and auction process. The new system that SEI developed is designed to deliver better, faster service to our insurance company clients and vehicle buyers, to provide superior tools and applications to the branch operations, to speed up and streamline internal operations and to improve IAA's competitive standing within the industry.

In June 2002, we completed the successful system rollout to our first branch in Appleton, Wisconsin. During the second half of 2002 and into the first half of 2003, our team began implementing the system in all of our branches and training the employees on its operating capabilities. As of January 1, 2003, we had converted 14 of the 28 original databases and implemented the new system in each of the four newest branches.

We are extremely pleased with the system's capabilities and are excited about the impact it will ultimately have on our business. Some early advantages are improved Internet functionality, increased management visibility and more consistent data and reporting for our customers. In the first quarter of 2003, we had Internet bidding activity on vehicles representing almost 60 percent of our total gross proceeds sold. This level of activity was more than double that of the first quarter of 2002 and demonstrates buyers' increased comfort levels with our Internet technology, as well as our commitment to making IAA a preferred product supplier that is continuously improving its service offering. Furthermore, over 20 percent of our total proceeds were either sold to or directly pushed by Internet buyers during the quarter, and our success rate continues to grow as we add branches on the new system.

Although we haven't seen it reflected in the financials yet, we expect much lower costs due to the elimination of back office support and greater technological efficiencies. We expect the combined cost savings of the new business processes and system to be between $10 million to $15 million annually for IAA. Part of those savings, as mentioned earlier, has already been recognized through the new operating procedures.

Phase two of the new system, which is set to begin immediately following the implementation phase, will focus on additional operating efficiencies, the integration of real-time bidding, enhanced EDI interfaces and a variety of other services that insurance customers have requested. This next generation of the system will leverage the infrastructure and technology platform that is already being put in place.

Expanding Strategically

Our final initiative during 2002 was to continue strategically expanding the company, either by acquisition or through the addition of new greenfield facilities. Our growth strategy during the year focused on three primary goals:

1) Look for organic growth in existing markets where our current facilities are at or approaching capacity. This allows us to better service our existing customers and gives us the necessary capacity to add new customers in current markets.

2) Expand logically into adjacent markets where we can leverage existing relationships and infrastructure. During the year we expanded our reach with four new strategic sites throughout the U.S., including Oklahoma City, Oklahoma; Duluth, Minnesota; Springfield, Missouri; and Baton Rouge, Louisiana. These additions brought our total number of sites across the country to 66 at the end of 2002, following the addition of seven sites in 2001 and six sites in 2000.

3) Evaluate specific regions that are largely under penetrated to determine if they offer a potential growth opportunity. While all of the branches we added in 2002 leveraged existing facilities and relationships, this expansion strategy remains a viable option in the future.

The new enterprise-wide technology system can be installed in new branches in a relatively short period of time, and we are able to train new employees on our standard operating procedures immediately. As a result, we are able to begin operating new locations much more quickly than ever before.

As you can see, the strategic initiatives we unveiled a little more than a year ago have been successfully implemented and the company is much stronger and better positioned for the future. We are generating higher returns and offer more services for our customers than we have in the past, we are encouraged with our market share trend, we have a more favorable mix of business and our overall cost structure has been streamlined throughout the country. Looking forward, we have additional opportunities to enhance the business and expect to generate higher earnings and cash flow in the quarters ahead. We are proud of what we have accomplished to date and are excited about the future of IAA.

Looking Ahead

Since mid-2001 we have talked about transforming the business to position IAA to compete more effectively for the long term. With most of our business transformation initiatives behind us, we entered 2003 with a very positive outlook for IAA's future and believe we are ready to capitalize on our reputation for adding quality services to the automotive salvage market.

Outlined below are IAA's five core strategies going forward, which are designed to grow the company by providing better service to our customers, strengthening our infrastructure and expanding our geographical reach:

- Sales Excellence
- Operations Excellence
- Systems Initiatives
- Human Resources Excellence
- National Expansion

All of these strategies are designed to accomplish one unified goal – to profitably grow IAA over the long term by adding new customers. We have outlined the components of each category in the following sections.

Sales Excellence

Our first strategy designed to grow the company over the next year is to develop better relationships with both our current and potential customers by improving the way in which we do business. IAA has always been known as a leader in providing automotive salvage services to large insurance companies. However, it is clear that we have overlooked a good market opportunity by not focusing more on small- and mid-size insurance companies as well. Expanding this customer focus will strengthen IAA through the introduction of a greater supply of vehicles for our buyers.

In addition, as part of our ordinary course of business we are constantly evaluating our sales progress by analyzing client wins and losses. In doing so, we are able to better comprehend our strengths and weaknesses and gauge the number of customer contacts we have made, which should translate into more revenue in the long run. Our new enterprise-wide system has been instrumental in allowing us to better track this sales progress.

"Over the past year IAA has become a much more efficient company in a variety of areas, from its policy on auction admittance to improved loading procedures. The employees have always been very friendly and helpful, and the operating improvements they implemented during the past year are just another benefit of purchasing vehicles from IAA."

Tony Catalano
Bionic Auto Parts
IAA Customer

Operations Excellence

The standardized operating procedures we implemented throughout the company in 2002 were designed to improve the way we operate while providing more benefits for our customers and shareholders. These new business processes are helping our employees better serve customers by streamlining operations and enhancing their overall return.

One underlying goal for 2003 is to increase the number of buyers that participate in our auctions in order to raise the average vehicle selling price for our insurance company customers. We have instituted a more aggressive buyer-marketing program and are putting additional tools in the hands of our branch managers, giving them the ability to better serve the buyer market. Furthermore, improving our titling capabilities is another current area of focus at IAA. The quick and efficient transfer of title is critical to the rapid sale of salvage vehicles, and our expertise in the area of title transfer plays a critical role in our ability to minimize cycle time.

Systems Initiatives

As previously discussed, we have built a new state-of-the-art information system designed to improve the ease and efficiency of doing business with IAA. However, we have yet to realize the full potential this new system has to offer. This year we are focused on upgrading and strengthening the system by tying in other components of the business.

To better serve our customers, one of our strongest commitments in 2003 and beyond is to expand our Internet capabilities. Our new system will provide us with the technological platform to grow the business by making IAA's auctions accessible to any customer, regardless of location. By further leveraging our new system through the Internet, the depth and breadth of our buyer market will continue to grow. As mentioned earlier, in the first quarter of 2003 we had Internet bidding activity on vehicles representing almost 60 percent of our total gross proceeds sold, which was more than double that of the first quarter of 2002. These are encouraging statistics and we expect to see this trend continue as our Internet capabilities grow in the years ahead.

Another strength of our new system is that it has allowed us to improve our *CSAToday*℠ product. This interactive Web function provides our customers with an easily accessible tool to enter vehicles into the salvage system and then to track their performance in terms of both time and salvage recovery dollars. With this enhanced tool, customers have 24/7 access to a comprehensive data management solution that provides accurate, timely data for individual vehicles as well as entire claims offices or regions. Insurance company customers are using *CSAToday* to better manage the salvage disposition process and reduce cycle times. In addition, the system produces quarterly and annual trendline performance comparisons in virtually every category, providing salvage managers with the information needed to improve results.

Human Resource Excellence

At IAA, we have always taken the necessary steps to ensure we have the right people in the right place. In addition to making sure our people are put in the position that best fits their individual skill set, we have initiated an incentive program throughout the company that aligns part of employees' compensation with company results. We are also enhancing our company-wide training program to make sure our customers continue to have access to the most knowledgeable people in the industry.

National Expansion

You've likely already seen the steps we have taken recently to grow the company through strategic expansion, with the announcement of four new branches in 2002 and six more in the first four months of 2003, including Dothan, Alabama; Buffalo and Rochester, New York; Little Rock, Arkansas; Wichita, Kansas; and Salt Lake City, Utah. With our new system and operating procedures in place, we are now able to get new locations up and running in only a fraction of the time it has taken historically. From start to finish, opening a new facility can take less than six months.

From 2000 through 2002 our primary business focus was on internal initiatives that would help pave the way for future growth. Using our new system and business processes, we believe the company is much better positioned today to grow and leverage our national capability. New facilities are being added with a more measured, cost effective use of capital to minimize the investment cycle and accelerate profit and cash flow characteristics. Taking that into account, we are looking to add anywhere from six to 10 new branches per year over the next three years, made up of a combination of acquisitions and greenfields. Our overall company goal is to be in the top 75 national markets in the next three years.

"When both the economy and the used car markets are down, as they were in 2002, it was gratifying to see that our salvage returns with IAA were not only consistent with prior years, but were actually better than we had anticipated. With that in mind, it is quite possible that their new operating procedures are already having a positive impact on returns. IAA's reporting function has gotten better in the past year as well, providing us with additional detail and clarity regarding our salvage returns."

Steve Williams
VP of Claims
Texas Farm Bureau Insurance

In addition to building or acquiring new facilities, in 2003 we expect to grow organically by improving our existing facilities. To do this, we are spending approximately $40 million over a four-year period to enhance our existing facilities, which will include improvements to increase capacity, add vehicle inspections centers and improve yard and office functionality. A portion of this was spent in 2002 and more will be spent in 2003, with the remainder occurring through 2005. We remain focused on preserving and deploying capital in ways that provide the best return to our shareholders. The decision to allocate capital to new and improved facilities and locations is a dynamic process and is based on customer needs, expected return on the capital and a thorough risk analysis.



Thomas C. O'Brien
Chief Executive Officer

Conclusion

The changes we implemented in 2002 as well as those currently underway have significantly changed our organization for the better. We are more efficient from top to bottom because we now have the ability to process vehicles for our customers much easier and faster than ever before. Also, our industry-leading technology, online bidding capabilities and expanding geographic reach continue to position us as a stronger and more prominent national player in the automotive salvage industry. Going forward we will remain focused on improving the way we do business in order to solidify our relationships with customers.

It has been a long and challenging turnaround process, and we couldn't have come as far as we have without the hard work, dedication and teamwork of our employees. Although our turnaround is not entirely complete, we are confident in our competitive position and remain poised for long-term growth. Over the next few years shareholders will see more tangible financial results and economic success as we continue to unlock hidden value within the business. We look forward to updating you, our shareholders, on this success throughout 2003 and beyond.

Thomas C. O'Brien
Chief Executive Officer

Letter from the Chairman

The corporate governance programs of publicly owned companies were a major area of focus in 2002. Management teams from a number of companies were exposed for engaging in illegal or unethical practices, putting additional downward pressure on an already weak stock market. It was readily apparent that, in many situations, inappropriate actions could have been avoided if a proper corporate governance program had been in place.

It should go without saying that a company's Board of Directors has a duty to ensure the best interests of shareholders are represented in all of the company's major decisions, as well as in its day-to-day compensation and governance policies. Your Board at IAA places that duty at the top of its list of priorities, and to that end, has spent considerable time ensuring that IAA has a sound set of checks and balances throughout the organization. We have taken steps, and will continue to take steps, to maintain an independent Board of Directors, with members possessing a broad range of skills and backgrounds. Going forward, we will continue to enforce a strong corporate governance program that goes above and beyond recent legislation to ensure IAA shareholder rights are protected. I have outlined below some of the key areas of our corporate governance program.



Joseph F. Mazzella
Chairman of the Board

Independence of Directors

Currently, only one of the company's nine directors is an officer or employee of IAA, and seven of the nine members on our Board of Directors are considered "independent" according to the Nasdaq Stock Exchange's definition. In addition, all members of the Audit Committee, the Governance Committee and the Compensation Committee are independent directors.

Diverse Experience Among Board Members

IAA's Board of Directors possess an extensive and diverse collection of knowledge and experience, both from our industry and others. Our members have strong operational, financial and human resource backgrounds that are constantly leveraged by management when laying out and executing IAA's strategy. A perusal of director biographies shows financial expertise, industry knowledge, legal and SEC experience, and accounting talent. Open discussion and communication ensures that all such experience is brought to bear on issues.

Separation of Chairman and CEO Duties

Though it has recently become a new "best practice," the roles of Chairman of the Board and the Chief Executive Officer have been separate positions at IAA for several years. Tom O'Brien, IAA's Chief Executive Officer, is responsible for all matters related to the business strategy and day-to-day operations of the business. In contrast, the duties of the Chairman are not focused on day-to-day operations, but on providing consistent input and oversight from the perspective of the Board of Directors and shareholders. By keeping these functions separate, we have been able to ensure a solid set of checks and balances among IAA's management team and Board of Directors.

Financial Statement Transparency

Recently we chose to release more information about IAA's financial results than we had historically in an effort to make shareholders more informed about IAA's financial improvements. The company breaks down its cost structure into vehicle cost, branch cost, selling, general and administration expense and business transformation costs to improve the transparency of its financial results. We have also increased the amount of information provided about gross proceeds, which reveals the increased value we are providing for our customers.

Auditor Independence

Many investors become concerned about potential conflicts of interest when accountants earn consulting revenue from companies whose books they audit. To that end, IAA has made a conscious effort to ensure our independent auditor does not perform other consulting activities for the company, outside of tax advisory services. To support our policy, a recent study conducted by the Investor Responsibility Research Center (IRRC) showed that IAA was one of only six companies among those surveyed that did not pay any fees to their accountants for non-audit services. These six companies represented less than one percent of the U.S. companies that were analyzed, which puts IAA in a class by itself. We will continue to keep these duties separate in order to ensure complete objectiveness on the part of our independent auditors.

Ethics and Conduct Policies

We currently maintain a Business Ethics and a Conduct Policy for IAA, which establish standards of ethical conduct with respect to legal compliance, conflicts of interest and other matters of importance to employees and shareholders. Also, we are updating these policies to include all provisions found in the Sarbanes-Oxley Act of 2002.

Audit Committee "Financial Expert"

As mentioned, IAA has several members on the Board of Directors with vast financial experience, including former or current CFO's, securities law professionals and investment managers. Also, one member of IAA's Audit Committee meets the strict "financial expert" requirement defined within the original proposal of the Sarbanes-Oxley Act.

Frequent Audit Committee Meetings

In an effort to stay on top of the latest company activities, IAA's Audit Committee meets on a quarterly basis, at a minimum, to go over the company's SEC filings and other material events. By staying in touch with the management team, the Audit Committee is better able to monitor activity and ensure reporting accuracy.

All these steps are key to protect shareholder interests, but are not an end in themselves. They help assure that proper actions are being taken, and important decisions are made for the right reasons and interests. At the same time, the Board will continue to emphasize the most important shareholder protection: we will continue to entrust your company only to officers and managers who have demonstrated, and adhere to, high standards of personal and business ethics.

Joseph F. Mazzella
Chairman of the Board

Selected Financial Data

The tables below summarize the selected consolidated financial data of the Company as of and for each of the last five fiscal years. This selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The statement of earnings data for 2002, 2001 and 2000 and the balance sheet data as of December 29, 2002 and December 30, 2001 below have been derived from the Company's Consolidated Financial Statements that have been audited by KPMG LLP, independent certified public accountants, whose report is included herein. The statement of earnings data for 1999 and 1998 and the balance sheet data for 2000, 1999 and 1998 are derived from audited consolidated financial statements not included herein.

	2002	2001	2000	1999	1998
(in thousands except per share amounts)					
Selected Statement of Earnings Data:					
Revenue	**$234,197**	$292,990	$333,176	$317,391	$287,063
Earnings (loss) from operations[1]	**7,426**	(5,209)	17,894	23,904	14,081
Net earnings (loss)	**4,008**	(4,360)	10,489	13,705	7,181
Earnings (loss) per share – diluted	**.32**	(.37)	.88	1.18	.63
Weighted average common shares - diluted	**12,531**	11,940	11,950	11,623	11,437

	2002	2001	2000	1999	1998
(in thousands)					
Selected Balance Sheet Data:					
Working capital	**$ 23,787**	$ 25,286	$ 53,204	$ 46,989	$ 26,593
Total assets	**259,650**	278,204	265,707	248,132	227,543
Long-term debt, excluding current installments	**59**	103	20,141	20,180	20,315
Total shareholders' equity	**194,102**	188,994	187,741	175,286	158,755

(1) Amount is after special charges of $8.0 million, $4.8 million, and $1.6 million in 2001, 2000 and 1998, respectively.

Common Stock Information

The Company's Common Stock is traded on The Nasdaq National Market under the symbol IAAI. The following table sets forth the range of high and low per share sales information, available on Nasdaq Online[SM] for each quarter of 2002 and 2001. At March 14, 2003, the Company had 280 holders of record of its Common Stock, approximately 1,303 beneficial owners and 11,548,719 shares outstanding.

	Fiscal 2002		Fiscal 2001	
	High	**Low**	High	Low
First Quarter	**$17.33**	**$14.30**	$14.25	$ 9.00
Second Quarter	**22.38**	**16.53**	17.00	11.75
Third Quarter	**20.36**	**14.51**	16.55	11.70
Fourth Quarter	**18.35**	**14.63**	16.05	10.76

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to finance the growth and development of its business. In addition, the Company's new financing agreement limits the Company's ability to pay cash dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion in this section contains forward-looking information that is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, projects, targeting, potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's annual report on Form 10-K for the physical year ended December 29, 2002. Among these risks are: changes in the market value of salvage; the quality and quantity of inventory available from suppliers; the ability to pass through increased towing costs; that vehicle processing time will improve; legislative or regulatory acts; competition; the availability of suitable acquisition candidates and greenfield opportunities; the ability to bring new facilities to expected earnings targets; the dependence on key insurance company suppliers; the ability of the Company and its outside consultants to successfully complete the re-design of the Company's information systems, both in a timely manner and according to costs and operational specifications; and the level of energy and labor costs.

Overview

Insurance Auto Auctions, Inc. provides insurance companies and other vehicle suppliers cost-effective salvage processing solutions principally on a consignment or purchase agreement method of sale. The consignment method includes both a percentage of sale and fixed fee basis. The percentage of sale consignment method offers potentially increased profits over fixed fee consignment by providing incentives to both the Company and the salvage provider to invest in vehicle enhancements, thereby, maximizing vehicle selling prices. Under the percentage of sale and fixed fee consignment methods, the vehicle is not owned by the Company and only the fees associated with processing the vehicle are recorded as revenue. The proceeds from the sale of the vehicle itself are not included in revenue. Under the purchase agreement sales method, the vehicle is owned by the Company, and the proceeds from the sale of the vehicle are recorded as revenue.

The Company's operating results are subject to fluctuations, including quarterly fluctuations, that can result from a number of factors, some of which are more significant for sales under the purchase agreement method. Refer to the section "Factors That May Affect Future Results" for a further discussion of some of the factors that affect or could affect the Company's business, operating results and financial condition.

Acquisitions and New Operations

Since its initial public offering in 1991, the Company has grown through a series of acquisitions and opening of new sites to include 70 sites as of March 14, 2003. In 2002, the Company announced the acquisition of Southern Missouri Insurance Pool in Springfield, Missouri. The acquisition was accounted for using the purchase method of accounting. The Company opened new operations in fiscal 2002 in Oklahoma City, Oklahoma; Duluth, Minnesota and Baton Rouge, Louisiana. In the first two months of 2003, the Company acquired two branches in Buffalo and Rochester, New York and also opened new operations in Dothan, Alabama and Little Rock, Arkansas.

Results of Operations

Year Ended December 29, 2002 Compared to the Year Ended December 30, 2001

Revenues decreased 20% to $234.2 million for the year ended December 29, 2002, from $293.0 million in 2001. The decline in revenues is primarily due to the Company's continued shift away from vehicles sold under the purchase agreement method. Under the purchase agreement method, the entire purchase price of the vehicle is recorded as revenue compared to only recording the fees collected on the sale of a vehicle under the lower risk consignment fee based arrangements. Vehicles sold under the purchase agreement method accounted for less than 10% of the total vehicles sold in 2002, versus approximately 19% in 2001. Fee income for 2002 increased 5% to $162.8 million versus

$154.6 million in 2001. Fee income increased due to both unit volume and price increases during the year. Gross proceeds from the sale of salvage vehicles at auction were $739.8 million during the year ended December 29, 2002, an increase of $64.0 million, or 9% over the same period last year.

Cost of sales decreased $63.6 million to $191.0 million for the year ended December 29, 2002, versus $254.6 million for last year. Vehicle cost of $65.5 million is $66.2 million less than last year's amount of $131.7 million. This decrease is primarily related to the Company's shift away from vehicles sold under the purchase agreement method. Branch cost of $125.5 million for 2002 increased $2.9 million from $122.9 million for last year. New branches opened in 2002 account for approximately $4.0 million of additional branch costs. Excluding the impact of new branches, branch costs decreased $1.1 million primarily in tow, auction and yard costs.

In 2001, the Company recorded an unusual charge of $1.2 million for losses on vehicles under terminated agreements and still in inventory at the end of the year. This amount was included within cost of sales for fiscal 2001. During 2002, the entire $1.2 million allowance was absorbed to offset losses relating to these vehicles, all of which were sold in 2002.

Gross profit of $43.2 million for the year ended December 29, 2002 increased $4.8 million or 12%, from $38.4 million for 2001.

Selling, general and administrative expense of $27.4 million for 2002 is slightly less than the expense of $28.1 million in 2001. This decrease is the result of lower information services and general overhead expenses.

Amortization of intangible assets decreased significantly from $4.1 million in 2001 to $0.3 million in the current year. See Note 2 of the notes to consolidated financial statements included herein for further discussion of this change.

Business transformation costs for the year ended December 29, 2002 were $8.1 million versus $3.5 million for last year. Business transformation costs include expenses related to the systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation associated with the Company's existing computer infrastructure. The Company began recording business transformation costs during the second quarter of 2001. As part of its substantial business transformation, the Company is providing visibility to several significant components of its cost structure. Business transformation costs and other unusual charges are discussed in detail in "Unusual Charges" on page 10.

Interest expense of $0.7 million for the year ended December 29, 2002, decreased $1.1 million from 2001. Included in interest expense for 2002 was a non-cash charge of $0.3 million to recognize the ongoing cost of the interest rate swap on the Company's unused credit facility. In February 2002, the Company used excess cash and proceeds from investments to repay its $20.0 million 8.6% Senior Notes that matured on February 15, 2002 and entered into a new $30.0 million five-year unsecured credit facility. At December 29, 2002, there was no outstanding balance related to this credit facility.

Income tax expense for the year 2002 of $3.0 million increased $4.6 million from the income tax benefit of $1.6 million for 2001. The Company's effective tax rate for the years 2002 and 2001 was 43% and 27%, respectively.

The Company's net earnings for the year 2002 was $4.0 million, an increase of $8.4 million from a $4.4 million loss for the fiscal year 2001.

Gross proceeds from vehicle sales for the year 2002 of $739.8 million increased $64.0 million from the prior year. The increase was a resut of higher volumes and improved pricing.

Year Ended December 30, 2001 Compared to the Year Ended December 31, 2000

Revenues decreased to $293.0 million for the year ended December 30, 2001, from $333.2 million in 2000, a 12% decrease. This decline in revenues was primarily a result of reduced volume under the purchase agreement method of sale. Purchase agreement volume decreased from 26% of the total vehicles sold in 2000 to 19% of the total vehicles sold in 2001. Revenue from vehicle sales of $138.4 million in fiscal 2001 decreased $62.5 million from $200.9 million in fiscal 2000. This decrease in revenue was partially offset by an increase in revenue related to salvage provider and buyer fees. Total volume increased slightly from 2000. Combined with unit volume and price increases, the conversion of contracts to consignment arrangements and the resulting change in contract mix contributed to a significant increase in fees for fiscal 2001. Revenue associated with fees increased $22.3 million in 2001 to $154.6 million versus $132.3 million in 2000. Gross proceeds from the sale of salvage vehicles at auction were $675.8 million for 2001, an increase of $2.9 million over the previous year amount of $672.9 million.

Cost of sales decreased $31.6 million to $254.6 million for the year ended December 30, 2001, versus $286.2 million for last year. Vehicle cost of $131.7 million is

$51.7 million less than last year's amount of $183.4 million. This decrease is primarily related to the Company's shift away from vehicles sold under the purchase agreement method. Branch cost of $122.9 million in 2001 increased $20.1 million from $102.8 million for 2000. This increase, occurring primarily in the first half of the year, is the result of incremental variable cost associated with higher unit volumes along with operating costs related to new branch facilities.

Gross profit decreased 18% to $38.4 million for the year ended December 30, 2001, from $47.0 million for the year ended December 31, 2000.

Selling, general and administrative expense of $28.2 million for 2001 increased $7.7 million from the 2000 amount of $20.4 million. This overall increase is the result of increased expenses in sales and marketing, information services and general overhead expense.

Amortization of intangible assets increased slightly from $3.9 million in 2000 to $4.1 million in 2001.

Business transformation costs for the year ended December 30, 2001 were $3.5 million. Business transformation costs include expenses related to the systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation associated with the Company's existing computer infrastructure. The Company began recording business transformation costs during the second quarter of 2001. As part of its substantial business transformation, the Company is providing visibility to several significant components of its cost structure. Business transformation costs and other unusual charges are discussed in detail in "Unusual Charges" below.

Interest expense for the year ended December 30, 2001, remained unchanged from the $1.8 million in 2000. Interest income decreased to $1.0 million for the year ended December 30, 2001, from $1.7 million in 2000. This reduction in interest income reflects lower levels of amounts invested throughout the year in addition to slightly lower interest rates.

Gross proceeds from vehicle sales for the year 2001 of $675.8 million increased slightly from the prior year results of $672.9 million.

Income tax benefit for the year 2001 of $1.6 million decreased $8.9 million from the income tax expense of $7.3 million for 2000. The Company's effective tax rate for the years 2001 and 2000 was 27% and 41%, respectively.

The Company's net loss for the year 2001 was $4.4 million, a decrease of $14.9 million from $10.5 million of earnings for the fiscal year 2000.

Unusual Charges

Unusual charges were recorded by the Company in 2002, 2001 and 2000. In addition, the Company recorded amortization of goodwill in both 2001 and 2000, which ceased in 2002. The unusual charges and amortization impacted earnings from operations and net earnings (loss) as follows (in thousands):

	2002	2001	2000
Provision for losses on vehicles purchased under terminated agreements (included in cost of sales)[(a)]	$ —	$ 1,248	$ —
Business transformation costs[(b)]	**8,067**	3,451	—
Special charges[(c)]	—	8,016	4,772
Unusual charges	**8,067**	12,715	4,772
Amortization of intangible assets[(d)]	**307**	4,055	3,942
Impact on earnings (loss) from operations	**8,374**	16,770	8,714
Tax benefits relating to above items	**3,601**	4,528	3,573
Impact on net earnings (loss)	**$4,773**	$12,242	$ 5,141
Net earnings (loss) as reported	**$4,008**	$(4,360)	$10,489
Net earnings excluding above items	**$8,781**	$ 7,882	$15,630

(a) The Company successfully transitioned several large purchase agreement customers to consignment-based contracts. At the end of 2001, the Company recorded a provision of $1.2 million for anticipated losses on vehicles remaining to be sold under the old agreements.

(b) Business transformation costs include expenses relating to the systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation pertaining to the Company's existing computer infrastructure.

(c) Special charges recorded during 2001 include: (1) $2.0 million for involuntary severance costs; (2) $2.5 million for abandonment of facilities including cancellation of a planned headquarters expansion; (3) $1.1 million for repositioning the Company's towing operations and other restructuring charges; (4) the write-off of $1.4 million of unamortized leasehold improvements due to changes in the estimated useful lives of specific assets; and (5) a $1.0 million write-off of amounts due from the Company's previous insurance carrier, which was placed in liquidation.

Special charges recorded in 2000 included $3.0 million resulting from the abandonment or disposal of computer hardware and software, $1.2 million to cover expenses resulting from a plane crash at a Company facility in California, and other charges of $0.6 million.

(d) Intangible assets, primarily goodwill which was recorded in connection with business combinations, has been amortized in accordance with APB Opinion No. 17. Commencing in 2002, in accordance with FASB Statement No. 142, amortization of goodwill will no longer be required, but the carrying value of goodwill will be subject to write-down in the event of their impairment. Substantially all of the 2000 and 2001 amortization was for goodwill. Noncompete agreements and other intangible assets will continue to be amortized in the future.

Financial Condition and Liquidity

At December 29, 2002, the Company had current assets of $70.4 million, including $10.0 million of cash and cash equivalents, current liabilities of $46.6 million and working capital of $23.8 million, a $1.4 million decrease from December 30, 2001.

The Company's accounts receivable decreased $9.1 million from $54.7 million in 2001 to $45.6 million in 2002. Accounts receivable consists of balances due from the Company's salvage providers, typically large insurance companies. Accounts receivable includes advance charges paid for by the Company on behalf of salvage providers. These charges typically include storage and tow fees incurred at a temporary storage or repair shop prior to the Company moving the vehicle to one of its facilities.

At December 29, 2002, the Company's inventory balance of $11.2 million was $2.3 million less than in 2001. The Company records purchase agreement vehicles at the lower of their cost or estimated realizable value. The Company also capitalizes towing charges related to vehicles sold under the percentage of sale method as a component of inventory. In 2002, the decrease in inventory was due to a reduction in purchase agreement inventory partially offset by the increase in inventoried tow costs associated with the increase in consignment vehicles on hand.

At December 29, 2002, the Company's long-term debt consisted of $0.1 million in notes payable bearing interest at a rate of 8.0%. Other long-term liabilities include a post-retirement benefits liability that relates to the Company's prior acquisition of Underwriters Salvage Company. The amount recorded at December 29, 2002 for the post-retirement benefits liability is approximately $2.7 million.

In February 2002, the Company's $20.0 million Senior Notes matured. This debt was repaid with available cash and proceeds from investments. The Company also entered into a new five-year $20.0 million unsecured credit facility that was expanded to $30.0 million in the second quarter of 2002. The credit facility is a one-year revolver that converts into a four-year term loan carrying a variable rate based on LIBOR. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations. As of March 14, 2003, the Company has borrowed the full $30.0 million.

In the second quarter of 2002, the Company entered into a capital lease agreement to secure new computer equipment required as part of the Company's new operating system. The capital lease terms are three years or less depending on the nature of the equipment. At December 29, 2002, the Company's total future obligation under the capital lease is $3.9 million.

Capital expenditures were approximately $15.2 million for the year ended December 29, 2002. These capital expenditures include capitalization of certain development costs related to the Company's new information system, along with various branch improvements including upgrades to existing branches and the addition of capacity in key markets. The capital expenditure amount excludes the $4.7 million total amount related to the capital lease agreement entered into during 2002.

In July 2002, the Company acquired Southern Missouri Insurance Pool for $1.5 million. This acquisition was accounted for as a purchase business combination. The results of its operations are included in the Company's consolidated financial statements from the date of acquisition.

On September 7, 2000, the Company's Board of Directors authorized the purchase of up to 1,500,000 shares of its common stock. Purchases may be made from time to time in the open market, subject to the requirements of applicable laws, and, if made will be financed with existing cash and cash equivalents, marketable securities, and cash from operations. In March 2003, the Company purchased approximately 757,000 shares for $7.4 million pursuant to this authorization.

The Company believes that cash generated from operations and its borrowing capacity will be sufficient to fund capital expenditures and provide adequate working capital for operations for at least the next twelve months. Part of the Company's plan is continued growth through a combination of new facility start-ups, acquisitions, and the development of new claims processing services. At some time in the future, the Company may require additional financing. There can be no assurance that additional financing, if required, will be available on favorable terms.

Critical Accounting Policies

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, as well as the related disclosures. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. As such, the Company continuously evaluates its estimates. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Goodwill

The Company has significant goodwill recorded in its consolidated financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No, 142, "Goodwill and Other Intangible Assets", the Company assesses goodwill for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of this asset may not be recoverable. Important factors that could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to net book value. If the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company would measure any impairment based upon a projected discounted cash flow.

Deferred Income Taxes

The Company has recorded deferred tax assets related to net operating losses incurred in several of the states where it operates. The Company has determined that it may not realize the full tax benefit related to certain of the deferred tax assets. As such, a valuation allowance to reduce the carrying value of the deferred tax assets has been recorded.

Long-Lived Assets and Certain Identifiable Intangibles

The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the asset's carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, the Company may be required to reduce the carrying amount of an asset to its fair value.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. At December 30, 2002, the Company adopted the provisions of SFAS No. 143 and it is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 will be applied prospectively to exit and disposal activities initiated after December 30, 2002, and is not expected to have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB released FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a guarantor recognize a liability for the fair value of an obligation assumed under a guarantee. This interpretation also identifies additional disclosures to be made in the interim and annual financial statements of the guarantor about obligations under certain guarantees. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for the Company for the year ended December 29, 2002. Adoption of the disclosure provisions of FIN 45 did not have a material effect on the Company's consolidated financial statements. The Company is currently evaluating the impact of the measurement and recognition provisions of FIN 45, but does not expect that their adoption will have a significant effect on the consolidated financial statements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of stock-based employee compensation on reported results in both annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002, and the Company has included the required disclosures in its consolidated financial statements.

Consolidated Balance Sheets

(dollars in thousands except per share amounts)	**December 29, 2002**	December 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 10,027**	$ 24,467
Accounts receivable, net	**45,594**	54,674
Inventories	**11,158**	13,505
Short-term investments	**—**	2,131
Other current assets	**3,571**	4,165
Total current assets	**70,350**	98,942
Property and equipment, net:		
Land and buildings	**15,883**	11,358
Furniture and fixtures	**1,900**	1,804
Machinery and equipment	**29,823**	29,305
Leasehold improvements	**29,027**	29,737
	76,633	72,204
Less accumulated depreciation and amortization	**27,291**	32,549
Net property and equipment	**49,342**	39,655
Deferred income taxes	**7,663**	7,827
Investments in marketable securities	**—**	512
Intangible assets, net	**1,710**	1,617
Goodwill, net	**130,474**	129,522
Other assets	**111**	129
	$259,650	$278,204
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 28,656**	$ 41,451
Accrued liabilities	**15,312**	12,165
Obligations under capital leases – current	**2,552**	—
Current installments of long-term debt	**43**	20,040
Total current liabilities	**46,563**	73,656
Deferred income taxes	**14,835**	12,172
Other liabilities	**2,736**	3,279
Obligation under capital leases - non-current	**1,355**	-
Long-term debt, excluding current installments	**59**	103
Total liabilities	**65,548**	89,210
Shareholders' equity:		
Preferred Preferred stock, par value of $.001 per share Authorized 5,000,000 shares; none issued	**—**	—
Common stock, par value of $.001 per share Authorized 20,000,000 shares; issued and outstanding 12,292,599 and 12,162,290 shares as of December 29, 2002 and December 30, 2001, respectively	**12**	12
Additional paid-in capital	**144,420**	142,575
Accumulated other comprehensive income (loss)	**(745)**	—
Retained earnings	**50,415**	46,407
Total shareholders' equity	**194,102**	188,994
	$259,650	$278,204

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations

(dollars in thousands except per share amounts)	**2002**	2001	2000
Revenues:			
Vehicle sales	**$ 71,352**	$138,427	$200,858
Fee income	**162,845**	154,563	132,318
	234,197	292,990	333,176
Cost of sales:			
Vehicle cost	**65,463**	131,683	183,404
Branch cost	**125,530**	122,867	102,791
	190,993	254,550	286,195
Gross profit	**43,204**	38,440	46,981
Operating expense:			
Selling, general and administration	**27,404**	28,127	20,373
Amortization of intangible assets	**307**	4,055	3,942
Business transformation costs	**8,067**	3,451	—
Special charges	**—**	8,016	4,772
Earnings (loss) from operations	**7,426**	(5,209)	17,894
Other (income) expense:			
Interest expense	**678**	1,788	1,833
Interest income	**(275)**	(1,025)	(1,717)
Earnings (loss) before income taxes	**7,023**	(5,972)	17,778
Provision (benefit) for income taxes	**3,015**	(1,612)	7,289
Net earnings (loss)	**$ 4,008**	$ (4,360)	$ 10,489
Earnings (loss) per share:			
Basic	**$ .33**	$ (.37)	$ .90
Diluted	**$ .32**	$ (.37)	$ .88
Weighted average shares outstanding:			
Basic	**12,235**	11,940	11,660
Effect of dilutive securities - stock options	**296**	-	290
Diluted	**12,531**	11,940	11,950

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(dollars in thousands)	Common Stock Number of shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 1999	11,575,010	$ 12	$ 134,996	$ —	$ 40,278	$ 175,286
Net earnings	—	—	—	—	10,489	10,489
Stock options exercised	131,714	—	1,406	—	—	1,406
Deferred tax related to stock options exercised	—	—	389	—	—	389
Shares issued for the employee stock purchase plan	9,212	—	171	—	—	171
Balance at December 31, 2000	11,715,936	$ 12	$ 136,962	$ —	$ 50,767	$ 187,741
Net loss	—	—	—	—	(4,360)	(4,360)
Stock options exercised	431,305	—	4,904	—	—	4,904
Deferred tax related to stock options exercised	—	—	539	—	—	539
Shares issued for the employee stock purchase plan	15,049	—	170	—	—	170
Balance at December 30, 2001	12,162,290	$ 12	$ 142,575	$ —	$ 46,407	$ 188,994
Net earnings	—	—	—	—	4,008	4,008
Other comprehensive income - Change in fair value of interest rate swap contract (net of tax benefit, $467)	—	—	—	(745)	—	(745)
Comprehensive income						3,263
Stock options exercised	115,555	—	1,341	—	—	1,341
Deferred tax related to stock options exercised	—	—	247	—	—	247
Shares issued for the employee stock purchase plan	14,754	—	257	—	—	257
Balance at December 29, 2002	**12,292,599**	**$12**	**$144,420**	**$(745)**	**$50,415**	**$194,102**

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in thousands)	**2002**	2001	2000
Cash flows from operating activities:			
Net earnings (loss)	**$ 4,008**	$ (4,360)	$ 10,489
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**9,901**	10,649	9,641
Deferred income taxes	**3,292**	(970)	1,050
Gain on disposal of property and equipment	**(104)**	(439)	(98)
Special charges	**—**	8,016	4,772
Loss on change in fair market value of derivative	**307**	—	—
Changes in assets and liabilities (excluding effects of acquired companies):			
(Increase) decrease in:			
Accounts receivable, net	**9,180**	(6,673)	(8,323)
Inventories	**2,347**	(2,917)	1,410
Other current assets	**594**	(1,053)	(1,457)
Other assets	**(64)**	113	109
Increase (decrease) in:			
Accounts payable	**(12,795)**	3,221	4,183
Accrued liabilities	**2,289**	612	(318)
Deferred income taxes	**(465)**	—	—
Income taxes	**—**	—	(1,226)
Total adjustments	**14,482**	10,559	9,743
Net cash provided by operating activities	**18,490**	6,199	20,232
Cash flows from investing activities:			
Capital expenditures	**$(15,241)**	$(20,765)	$(12,246)
Proceeds from sale of investments	**2,643**	4,456	3,082
Proceeds from disposal of property and equipment	**187**	4,094	780
Payments made in connection with acquired companies, net of cash acquired	**(1,510)**	(6,033)	(9,925)
Net cash used in investing activities	**(13,921)**	(18,248)	(18,309)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**1,845**	5,613	1,966
Principal payments of long-term debt	**(20,041)**	(35)	(137)
Principal payments - capital leases	**(813)**	—	—
Net cash (used in) provided by financing activities	**(19,009)**	5,578	1,829
Net increase (decrease) in cash and cash equivalents	**(14,440)**	(6,471)	3,752
Cash and cash equivalents at beginning of year	**24,467**	30,938	27,186
Cash and cash equivalents at end of year	**$ 10,027**	$ 24,467	$ 30,938
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 1,433**	$ 1,733	$ 1,738
Income taxes paid	**$ 2,492**	$ 7	$ 7,972
Income taxes refunded	**$ 3,860**	$ —	$ —
Non-cash financing activities:			
Capital leases	**$ 4,720**	$ —	$ —

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Principles

Background
Insurance Auto Auctions, Inc. (the "Company") operates in a single business segment — providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions including selling total loss and recovered theft vehicles.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications
Certain reclassifications have been made to the prior year financial information to conform with the current year presentation.

Beginning in the first quarter of this year, the Company adopted a new presentation format for the Consolidated Statement of Operations. The purpose of this change is to provide greater clarity to current and historic results. The primary change relates to the breakdown of the Company's cost structure among purchase agreement vehicle cost, branch cost and selling, general and administrative operating expenses. The cost of the purchase agreement vehicles sold during the period is presented in the vehicle cost component. Branch cost represents those expenses related to operating individual branches including towing, yard and office labor, branch management, real estate and other related expenses. Selling, general and administrative expenses are now presented separately as well.

Fiscal Periods
Fiscal years 2002, 2001 and 2000 each consisted of 52 weeks and ended on December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Revenue Recognition
Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes certain buyer-related fees, which are recognized when payment is received.

Cash Equivalents
Cash equivalents consist principally of commercial paper. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories are charged to operations based upon the specific-identification method.

Asset Impairment
As part of an ongoing review of the valuation and amortization of assets, management assesses the carrying value of the Company's assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that an asset will not be recoverable, as determined by an analysis of undiscounted cash flow over the remaining amortization period, the carrying value of the asset would be reduced to its estimated fair market value. In 2002, the Company adopted SFAS No. 142. In accordance with SFAS No. 142, the Company completed the transitional impairment test of intangible assets during the second quarter of fiscal 2002. The result of this test did not indicate any impairment.

Use of Estimates
The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results will likely differ from these estimates, but management believes that such differences are not material.

Depreciation and Amortization
Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the life of the lease, whichever is less.

Income Taxes
The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards.

Credit Risk
Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates.

Stock Options
The Company accounts for its fixed plan stock options under the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant and amortized over the period of service only if the current market value of the underlying stock exceeded

the exercise price. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation, including straight-line recognition of compensation cost over the related vesting periods for fixed awards:

	2002	2001	2000
	(dollars in thousands)		
Net earnings (loss) as reported	**$4,008**	$(4,360)	$10,489
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	**1,288**	1,339	649
Pro forma net earnings (loss)	**$2,720**	$(5,699)	$ 9,840
Pro forma earnings (loss) per share			
Basic	**$ .22**	$ (.47)	$ .84
Diluted	**$ .22**	$ (.47)	$ .82

Pro forma information regarding net earnings has been prepared as if the company had accounted for its stock options under the fair value method.

The per share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $10.13, $9.20 and $6.73, respectively, based upon grant date valuations using the Black-Scholes option pricing model with the following weighted average assumptions in 2002, 2001 and 2000: expected dividend yield of 0.0% in all years; expected volatility of .83, .88 and .64, respectively; risk-free interest rate of 2.8%, 4.3% and 5.1%, respectively; and an average expected option life of 4.9, 4.9 and 5.1 years, respectively.

The pro forma net earnings and earnings per share amounts reflect only those options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma net earnings and earnings per share information presented above because compensation cost is generally recorded over the options' vesting period, generally four years, and compensation cost for options granted prior to January 1, 1995 is not considered.

Earnings Per Share

The Company incurred a net loss for the year ended December 30, 2001, therefore, stock options were excluded from the calculation of diluted earnings per share amounts because the effect would have been anti-dilutive. The number of shares used to calculate diluted per share amounts otherwise would have been increased by 408,000 shares.

Capitalized Software Costs

The Company capitalizes certain computer software costs, after technological feasibility has been established, which are amortized utilizing the straight-line method over the economic lives of the related products not to exceed three years.

Derivative Financial Instrument

In 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. The interest rate swap has been accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The swap has been designated as a cash flow hedge. Changes in fair value of the swap are recorded in other comprehensive income to the extent that the swap is effective as a hedge, until earnings are affected by the variability in cash flows of the hedged item.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. At December 30, 2002, the Company adopted the provisions of SFAS No. 143 and it is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 will be applied prospectively to exit and disposal activities initiated by the Company after December 30, 2002 and is not expected to have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB released Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a guarantor recognize a liability for the fair value of an obligation assumed under a guarantee. This interpretation also identifies additional disclosures to be made in the interim and annual financial statements of the guarantor about obligations under certain guarantees. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for the Company for the year ended December 29, 2002. Adoption of the disclosure provisions of FIN 45 did not have a material effect on the Company's consolidated financial statements. The Company is currently evaluating the impact of the measurement and recognition provisions of FIN 45, but does not expect that their adoption will have a significant effect on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123." SFAS No, 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of stock-based employee compensation on reported results in both annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002, and the Company has included the required disclosures in its consolidated financial statements.

(2) Goodwill and Intangibles

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which changes the accounting for goodwill and intangibles with an indefinite life from an amortization method to an impairment only approach. The Company adopted SFAS No. 142 at the beginning of 2002 and ceased amortization of goodwill resulting from acquisitions made prior to June 30, 2001. On that date, goodwill recorded as a result of acquisitions made subsequent to June 30, 2001 was not subject to amortization and, accordingly, the Company did not record any amortization related to goodwill resulting from the October 2001 acquisition of Austin Salvage Pool. In accordance with SFAS No. 142, the Company completed the transitional impairment test of intangible assets during the second quarter of 2002. The results of this test did not indicate any impairment. This transitional test will also be used as the Company's annual test. As such, the next annual impairment test will be performed as of January 1, 2003 and will be completed by the end of the first quarter 2003.

Goodwill and other intangibles are recorded at cost and consist of the following at December 29, 2002 and December 30, 2001:

	Assigned Life	2002	2001
		(dollars in millions)	
Goodwill	Indefinite	**$130.5**	$129.5
Covenants not to compete	5 to 15 years	**1.7**	1.6
		$132.2	$131.1

Amortization expense for the year ended December 29, 2002 is $0.3 million. Based on existing intangibles, the projected annual amortization expense for 2003, 2004, 2005, and 2006 is $0.4 million and $0.3 million for 2007.

The following table presents the consolidated results adjusted as though the adoption of SFAS No. 142 occurred at the beginning of each of the fiscal years displayed below.

	2002	2001	2000
	(in thousands except per share amounts)		
Net earnings (loss):			
As reported	**$4,008**	$(4,360)	$10,489
Goodwill amortization, net of tax effect	**—**	2,847	2,247
Adjusted net earnings (loss)	**$4,008**	$(1,513)	$12,736
Basic earnings (loss) per share:			
As reported	**$ .33**	$ (.37)	$ .90
Goodwill amortization, net of tax effect	**—**	.24	.19
Adjusted basic earnings (loss) per share	**$ .33**	$ (.13)	$ 1.09
Diluted earnings (loss) per share:			
As reported	**$ .32**	$ (.37)	$ .88
Goodwill amortization, net of tax effect	**—**	.24	.19
Adjusted diluted earnings (loss) per share	**$ .32**	$ (.13)	$ 1.07

(3) Credit Facilities

Long-term debt is summarized as follows:

	2002	2001
	(dollars in thousands)	
Senior notes payable, unsecured, interest payable at 8.6% in semiannual installments through maturity on February 15, 2002	**$ —**	$20,000
Notes payable issued in connection with the acquisition of a subsidiary, interest payable at 8%	**102**	143
	102	20,143
Less current installments	**43**	20,040
	$ 59	$ 103

Total principal repayments required for each of the next five years under all long-term debt agreements are summarized as follows:

	(dollars in thousands)
2003	$ 43
2004	47
2005	12
	$102

In February 2002, the Company's $20.0 million Senior Notes matured. This debt was repaid with available cash, cash equivalents, and proceeds from the sale of investments. The Company also entered into a new five-year $20.0 million unsecured credit facility that was expanded to $30.0 million in the second quarter of 2002. The credit facility is a one-year revolver that converts into a four-year term loan carrying a variable rate based on LIBOR. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations (see Note 4). In February 2003, the Company borrowed the full $30.0 million related to this credit facility.

The credit facility requires the Company to comply with certain covenants such as maintenance of net worth and limitations on debt. As of December 29, 2002, the Company was in compliance with these covenants.

(4) Financial Instruments and Hedging Activities

The Company, as a matter of policy, does not enter into derivative contracts for trading or speculative purposes. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations and to effectively fix its borrowing rate at 5.6%. The interest rate swap agreement has a notional amount of $30.0 million under which the Company pays a fixed rate of interest of 5.6% and receives a LIBOR-based floating rate. During the year, the Company recorded a non-cash charge of $0.3 million related to the change in fair value for the portion of its interest rate swap agreement which does not qualify for hedge accounting. The Company also recorded $0.7 million as a comprehensive loss related to the change in fair market value of the remaining portion of its interest rate swap agreement which qualifies for hedge accounting.

(5) Income Taxes

Income tax expense (benefit) is summarized as follows:

	2002	2001	2000
	(dollars in thousands)		
Current:			
Federal	**$ (161)**	$ (530)	$5,345
State	**(116)**	(111)	900
	(277)	(641)	6,245
Deferred:			
Federal	**2,756**	(878)	865
State	**536**	(93)	179
	3,292	(971)	1,044
	$3,015	$(1,612)	$7,289

Deferred income taxes are composed of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes it is more likely than not that a tax benefit will not be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2002 and December 30, 2001 are presented below:

	2002	2001
	(dollars in thousands)	
Deferred tax assets attributable to:		
Depreciation	**$ 4,017**	$ 3,216
State net operating losses carried forward	**1,830**	1,361
Inventories	**736**	896
Change in fair value of interest rate swap contract	**465**	—
Other	**2,070**	3,501
Valuation allowance	**(1,455)**	(1,147)
Net deferred tax assets	**7,663**	7,827
Deferred tax liabilities attributable to:		
Intangible assets	**(14,835)**	(12,172)
Net deferred tax liabilities	**$ (7,172)**	$ (4,345)

The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the Federal corporate tax rate to earnings (loss) before income taxes as follows:

	2002	2001	2000
	(dollars in thousands)		
"Expected" income tax expense (benefit)	**$2,388**	$(2,030)	$6,045
State income taxes, net of Federal effect	**277**	(135)	697
Nondeductible portion of amortization of intangible assets	**—**	358	358
Other	**350**	195	189
	$3,015	$(1,612)	$7,289

(6) Employee Benefit Plans

The Company adopted the Insurance Auto Auctions, Inc. 1991 Stock Option Plan (the 1991 Plan), as amended, covering 3,100,000 shares of the Company's common stock. The 1991 Plan provides for the grant of incentive stock options to key employees and nonqualified stock options and stock appreciation rights to key employees, directors, consultants and independent contractors. The 1991 Plan expires September 26, 2006. In general, new non-employee directors will automatically receive grants of nonqualified options to purchase 10,000 shares and subsequent grants to purchase 5,000 shares at specified intervals.

During 1995, the Company adopted the Insurance Auto Auctions, Inc. Supplemental Stock Option Plan (the 1995 Plan) covering 200,000 shares of the Company's common stock. The 1995 Plan provides for the grant of nonqualified stock options to employees, other than executive officers, consultants and other independent advisors who provide services to the Company. The 1995 Plan will expire on October 1, 2005.

Under the Plans, as of December 29, 2002, options to purchase an aggregate of 1,518,075 shares were outstanding at a weighted average exercise price of $14.13 per share and 757,431 shares remained available for future grant.

Activity under the Plans during 2002, 2001 and 2000 is as follows:

	2002 Shares	Weighted Average Exercise Price	2001 Shares	Weighted Average Exercise Price	2000 Shares	Weighted Average Exercise Price
Balance at beginning of year	**1,397,000**	**$14.48**	1,261,000	$14.20	1,087,000	$15.01
Options granted	**377,000**	**15.75**	605,000	13.09	359,000	11.62
Options canceled	**(140,000)**	**24.13**	(38,000)	18.02	(54,000)	22.12
Options exercised	**(116,000)**	**11.62**	(431,000)	11.38	(131,000)	10.67
Balance at end of year	**1,518,000**	**$14.13**	1,397,000	$14.48	1,261,000	$14.20
Options exercisable at end of year	**596,000**		568,000		775,000	

Additional information about options outstanding as of December 29, 2002 is presented below:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Price	Number of Options	Remaining Contractual Life (in years)	Exercise Price	Number of Options	Weighted Average Exercise Price
$ 7.00 to $10.00	35,000	3.54	8.59	35,000	8.59
10.38 to 13.95	937,000	6.72	12.09	416,000	11.82
14.25 to 22.75	474,000	8.97	15.89	73,000	17.12
28.63 to 37.75	72,000	1.06	31.99	72,000	31.99
$ 7.00 to $35.75	1,518,000	7.08	14.13	596,000	14.71

The Company applies APBO No. 25 in accounting for its plans, and accordingly, no compensation cost has been recognized for any stock options in the accompanying consolidated financial statements. Had the Company determined compensation expense based upon the fair value at the date of grant, as determined under Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts summarized below:

	2002	2001	2000
Pro forma earnings (loss) (in thousands)	$2,720	$(5,699)	$9,840
Pro forma earnings (loss) per share			
Basic	$ .22	$ (.47)	$ .84
Diluted	$ .22	$ (.47)	$ .82

The per share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $10.13, $9.20 and $6.73, respectively, based upon grant date valuations using the Black-Scholes option pricing model with the following weighted average assumptions in 2002, 2001 and 2000: expected dividend yield of 0.0% in all years; expected volatility of .83, .88 and .64, respectively; risk-free interest rate of 2.8%, 4.3% and 5.1%, respectively; and an average expected option life of 4.9, 4.9 and 5.1 years, respectively.

The pro forma net earnings and earnings per share amounts reflect only those options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma net earnings and earnings per share information presented above because compensation cost is generally recorded over the options' vesting period, generally four years, and compensation cost for options granted prior to January 1, 1995 is not considered.

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 15% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during the years 2000 to 2002, the Company matched 100% of employee contributions up to 4% of eligible earnings. Company contributions to the plan were $0.8 million in 2002, $0.7 million in 2001 and $0.7 million in 2000.

(7) Related Party Transactions

The Company recorded fee income of $2.7 million and $6.4 million, in 2001 and 2000, respectively, related to the consignment sale of vehicles insured by Allstate Insurance Company ("Allstate") and recorded vehicle sales of $23.2 million and $28.8 million, respectively, and cost of sales of $21.8 million and $26.7 million, respectively, related to the purchase of Allstate-insured vehicles under the purchase agreement method. Allstate held 1,667,000 shares of the Company's common stock during the years ended December 31, 2000; such shares were sold by Allstate in February 2001.

See Note 8 for information about leases involving a member of the Board of Directors.

(8) Commitments and Contingencies

The Company leases its facilities and certain equipment under operating leases with related and unrelated parties, which expire through August 2021. Rental expense for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, was $20.8 million, $20.3 million and $15.9 million, respectively. The Company leases certain properties from a member of its Board of Directors. The Company believes the terms of the leases are no less favorable than those available from unaffiliated third party lessors. Rental payments to the related party were $1.3 million, $1.3 million and $1.2 million for 2002, 2001 and 2000, respectively.

In 2002, the Company began leasing certain equipment under capital leases. Capital lease agreements entered into in 2002 totaled $4.7 million.

Minimum annual rental commitments for the next five years under noncancelable operating and capital leases at December 29, 2002 are as follows:

	Operating Leases		
	Unrelated parties	Related parties	Capital Leases
	(dollars in thousands)		
2003	$18,607	$1,506	$1,941
2004	15,576	1,442	1,904
2005	12,296	1,067	369
2006	10,198	1,082	—
2007	7,811	512	—
Thereafter	30,614	—	—
	$95,102	$5,609	$4,214
Less amount representing interest expense			307
Future capital lease obligation			$3,907

The Company has compensation agreements with certain officers and other key employees.

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of its business. None of these claims are expected to have a material adverse effect on the Company's financial condition or operating results.

(9) Accumulated Postretirement Benefit Obligations

In connection with the acquisition of the capital stock of Underwriters Salvage Company (USC), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," costs related to the benefits are accrued over an employee's service life.

The accumulated post retirement benefit obligation was determined using a discount rate of 6.75% at December 29, 2002, 7.0% at December 30, 2001 and 7.5% at December 31, 2000 and an average health care cost trend rate of approximately 8.5%, progressively decreasing to approximately 5.0% in the year 2010 and thereafter. A one percentage point change in the assumed health care cost trend rate would not have a material effect on the postretirement benefit obligation or on the aggregate service cost and interest cost components.

Reconciliation of funded status as of fiscal year-end:

	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
	(dollars in thousands)		
Medical	**$(1,210)**	$ (854)	$ (747)
Life Insurance	**(296)**	(332)	(290)
Total APBO	**(1,506)**	(1,186)	(1,037)
Plan assets	**—**	—	—
Funded status	**(1,506)**	(1,186)	(1,037)
Unrecognized net loss from past experience	**(1,230)**	(1,652)	(1,964)
Accrued postretirement benefit cost included in other liabilities	**$(2,736)**	$(2,838)	$(3,001)
Reconciliation of accumulated postretirement benefit cost:			
Accrued benefit cost	**$(2,838)**	$(3,001)	$(3,262)
Income	**28**	63	84
Contributions/premium paid	**74**	100	177
Accumulated postretirement benefit cost	**$(2,736)**	$(2,838)	$(3,001)

Effective January 20, 1994, the date of acquisition, the Company discontinued future participation for active employees.

(10) Special Charges

During the first quarter 2001, the Company announced an organizational realignment and recorded special charges of $6.0 million. As part of this plan, the Company recognized $2.4 million in employee termination benefits associated with a reduction in workforce along with $1.7 million related to the abandonment of certain facilities. The remaining balance includes amounts related to repositioning the Company's towing operations and other restructuring charges.

The Company also recorded special charges of $2.4 million in the fourth quarter of 2001. This included the write-down of $1.4 million of unamortized leasehold improvements due to changes in the estimated useful lives of the assets. Also included was a $1.0 million write-off of amounts due from the Company's now bankrupt insurance carrier for damages sustained as a result of the airplane crash at the Company's Sacramento, California facility.

During the fourth quarter of 2001, the Company reviewed the adequacy of its accruals for special charges. The facilities closing accrual was increased by $0.8 million. The accrual for workforce reduction was decreased by $0.4 million and the accrual for the towing operations and other charges was decreased by $0.8 million. The changes in the accruals for special charges related to the organizational realignment are summarized below.

	Workforce Reduction	Facility Closings	Towing and Other	Total
	(dollars in thousands)			
Special charges recorded in first quarter of 2001	$2,376	$1,739	$1,932	$6,047
Utilization of accrual in 2001	(1,878)	(1,016)	(1,067)	(3,961)
Adjustments recorded in fourth quarter of 2001	(423)	838	(815)	(400)
Total accrued special charges at December 30, 2001	$ 75	$1,561	$ 50	$1,686
Utilization of accrual in 2002	(75)	(919)	(7)	(1,001)
Other	—	—	21	21
Total Total accrued special charges at December 29, 2002	$ —	$ 642	$ 64	$ 706

The accrued special charges are included as a component of accrued liabilities as of December 29, 2002.

(11) Subsequent Events

On January 10, 2003, the Company acquired Salvage Management Inc. (SMI), an operator of two auto salvage facilities in Buffalo and Rochester, New York, for $2.1 million in cash. The acquisition agreement provides for additional funds to be paid to the seller, in the future, depending upon the achievement of various performance expectations. The acquisition was accounted for as a purchase business combination, and the results of operations will be included in the Company's future consolidated financial statements from the date of acquisition.

On February 15, 2003, the Company borrowed $30.0 million under its credit facility. The credit facility was a one-year revolver that converted on February 15, 2003, into a four-year term loan carrying a variable rate based upon LIBOR. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations. The interest rate swap effectively fixes the Company's interest rate at 5.6%. The aggregate principal balance of the loan will be repaid in sixteen consecutive equal quarterly installments commencing on March 31, 2003.

In March 2003, the Company signed a purchase agreement to acquire a salvage pool for an initial investment of approximately $3.0 million. The acquisition agreement provides for additional funds to be paid to the seller, in the future, depending upon the achievement of various performance expectations. The completion of this agreement is contingent upon the seller's ability to satisfy certain operational requirements.

On March 5, 2003, the Company announced that it had initiated a previously authorized share repurchase program. As of March 14, 2003, the Company had purchased approximately 757,000 shares, of its common stock in the open market, or in block transactions, for a total cost of $7.4 million.

(12) Quarterly Financial Data (Unaudited)

Summarized unaudited financial data for 2002 and 2001 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands except per share amounts)			
2002				
Revenue	**$69,220**	**$59,750**	**$52,786**	**$52,441**
Earnings from operations	**2,843**	**2,773**	**1,075**	**735**
Net earnings	**1,512**	**1,356**	**639**	**501**
Basic earnings per share	**.12**	**.11**	**.05**	**.04**
Diluted earnings per share	**.12**	**.11**	**.05**	**.04**
2001				
Revenue	$ 77,844	$ 75,514	$ 70,966	$ 68,666
Earnings (loss) from operations	(2,701)	3,837	25	(6,370)
Net earnings	(1,645)	2,171	(206)	(4,680)
Basic earnings (loss) per share	(.14)	.18	(.02)	(.39)
Diluted earnings (loss) per share	(.14)	.18	(.02)	(.39)

The sum of earnings per share for the four quarters of 2002 does not equal the full year amount due to rounding and the impact of changes in the average shares outstanding.

Independent Auditors' Report

The Board of Directors and Shareholders
Insurance Auto Auctions, Inc.:

We have audited the consolidated financial statements of Insurance Auto Auctions, Inc. and subsidiaries, as listed in Item 15(a)1. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insurance Auto Auctions, Inc. and subsidiaries as of December 29, 2002 and December 30, 2001 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangibles in 2002.

KPMG LLP
Chicago, Illinois
February 28, 2003

Locations

Corporate
850 E. Algonquin Road, Ste 100
Schaumburg, IL 60173
Phone: 847-839-3939
Fax: 847-839-3678

Specialty Salvage
850 E. Algonquin Road, Ste 100
Schaumburg, IL 60173
Phone: 847-839-4222
Fax: 847-839-4223

National Network
4226 E. Main Street
Grand Prairie, TX 75050
Phone: 972-642-9988
Fax: 972-642-4017



IAA Corporate Office and Specialty Salvage Division Schaumburg, IL
National Network Dallas, TX
Seattle-North
Seattle
Spokane
Portland
Portland-West
Eugene
Boise
Duluth
Minneapolis / St. Paul
Appleton
Milwaukee
Chicago-North
Chicago-West
Chicago-South
Grand Rapids
Detroit
Rochester
Buffalo
Boston-North
Boston
Hartford
Long Island
Northern New Jersey
Pittsburgh
Philadelphia
Central New Jersey
Southern New Jersey
Baltimore
Metro-DC
Northern Virginia
Richmond
Tidewater
Raleigh/Durham
Charlotte
Greenville/Spartanburg
Charleston
Atlanta
Huntsville
Birmingham
Dothan
Tampa
Salt Lake City
Omaha
Kansas City
St. Louis
Wichita
Springfield
Oklahoma City
Little Rock
Albuquerque
Sacramento
East Bay
San Jose
North Hollywood
Los Angeles
Anaheim
Fontana
Colton
San Diego
Phoenix
Dallas / Ft. Worth
Longview
Austin
San Antonio
Baton Rouge
Houston-North
Houston
Corpus Christi
Honolulu
Hawaii

Alabama

Birmingham
Phone: 205-426-2300
Fax: 205-428-5332

Dothan
Phone: 334-693-4910
Fax: 334-693-4920

Huntsville
Phone: 256-233-5899
Fax: 256-233-2366

Arizona

Phoenix
Phone: 602-305-5300
Fax: 602-268-5242

Arkansas

Little Rock
Phone: 501-961-2886
Fax: 501-961-1805

California

Anaheim
Phone: 714-630-5602
Fax: 714-630-8277

Colton
Phone: 909-784-2700
Fax: 909-784-5704

East Bay
Phone: 925-439-7087
Fax: 925-439-2885
Phone: 925-439-7087
Fax: 925-439-2885

Fontana
Phone: 909-355-9400
Fax: 909-822-9311

Los Angeles
Phone: 310-965-0499
Fax: 310-965-0455

North Hollywood
Phone: 818-487-2222
Fax: 818-487-2402

Sacramento
Phone: 916-635-4271
Fax: 916-635-1637

San Diego
Phone: 619-710-2866
Fax: 619-710-2878

San Jose
Phone: 408-283-0530
Fax: 408-283-0257

Connecticut

Hartford
Phone: 860-623-9760
Fax: 860-623-3873

Florida

Tampa Bay
Phone: 941-729-9393
Fax: 941-723-3934

Georgia

Atlanta
Phone: 770-784-5767
Fax: 770-787-4168

Hawaii

Honolulu
Phone: 808-682-2858
Fax: 808-682-3988

Idaho

Boise
Phone: 208-455-1642
Fax: 208-455-1622

Illinois

Chicago-North
Phone: 847-541-4580
Fax: 847-541-2114

Chicago-South
Phone: 708-333-5700
Fax: 708-333-5756

Chicago-West
Phone: 630-896-5300
Fax: 630-896-5699

Kansas

Kansas City
Phone: 913-299-9522
Fax: 913-299-0571

Wichita
Phone: 316-832-1101
Fax: 316-832-1226

Louisiana

Baton Rouge
Phone: 225-686-9197
Fax: 225-686-8197

Maryland

Baltimore
Phone: 301-419-2865
Fax: 301-470-7079

Metro DC
Phone: 301-782-2000
Fax: 301-372-8285

Massachusetts

Boston
Phone: 508-588-7840
Fax: 508-559-9539

Boston-North
Phone: 508-588-7840
Fax: 508-559-9539

Michigan

Detroit
Phone: 734-946-6490
Fax: 734-946-4944

Grand Rapids
Phone: 616-877-1000
Fax: 616-877-0300

Minnesota

Duluth
Phone: 218-786-0890
Fax: 218-786-0892

Minneapolis/St. Paul
Phone: 651-488-0581
Fax: 651-488-3644

Missouri

Springfield
Phone: 417-863-8976
Fax: 417-865-5466

St. Louis
Phone: 314-436-0100
Fax: 618-797-0001

Nebraska

Omaha
Phone: 402-733-2424
Fax: 402-733-0483

New Jersey

Northern New Jersey
Phone: 732-634-5601
Fax: 732-602-0259

Central New Jersey
Phone: 732-591-8173
Fax: 732-591-8393

Southern New Jersey
Phone: 800-455-9414
Fax: 800-577-4681

New Mexico

Albuquerque
Phone: 505-873-2081
Fax: 505-873-3029

New York

Buffalo
Phone: 716-874-9890
Fax: 716-874-9605

Long Island
Phone: 631-207-3477
Fax: 631-207-3386

Rochester
Phone: 585-426-5420
Fax: 585-426-5413

North Carolina

Charlotte
Phone: 704-596-5854
Fax: 704-596-7492

Raleigh/Durham
Phone: 336-226-4224
Fax: 336-226-4254

Oklahoma

Oklahoma City
Phone: 405-680-9211
Fax: 405-680-9204

Oregon

Eugene
Phone: 541-689-4000
Fax: 541-689-0083

Portland
Phone: 503-253-1500
Fax: 503-253-9359

Portland-West
Phone: 503-625-5576
Fax: 503-625-6642

Pennsylvania

Philadelphia
Phone: 610-277-0894
Fax: 610-277-9276

Pittsburgh
Phone: 724-443-7881
Fax: 724-443-7888

South Carolina

Charleston
Phone: 843-851-2854
Fax: 843-851-1172

Greenville/Spartanburg
Phone: 864-242-3093
Fax: 864-271-6510

Texas

Austin
Phone: 512-385-3126
Fax: 512-385-1141

Corpus Christi
Phone: 361-881-9555
Fax: 361-887-8880

Dallas/Ft. Worth
Phone: 972-642-4445
Fax: 972-642-6283

Houston
Phone: 713-721-5611
Fax: 713-721-7530

Houston-North
Phone: 281-540-6655
Fax: 281-540-9040

Longview
Phone: 903-553-9248
Fax: 903-553-0210

San Antonio
Phone: 210-623-1111
Fax: 210-623-1227

Utah

Salt Lake City
Phone: 801-399-2818
Fax: 801-393-2325

Virginia

Northern Virginia
Phone: 540-373-7800
Fax: 540-371-4123

Richmond
Phone: 804-798-6091
Fax: 804-798-9327

Tidewater
Phone: 757-595-8493
Fax: 757-595-8691

Washington

Seattle
Phone: 253-735-2724
Fax: 253-735-3945
Phone: 253-939-5968
Fax: 253-939-5968

Seattle-North
Phone: 425-486-4289
Fax: 425-485-3011

Spokane
Phone: 509-458-3244
Fax: 509-458-4112

Wisconsin

Appleton
Phone: 920-734-1446
Fax: 920-734-3603

Milwaukee
Phone: 262-246-8822
Fax: 262-246-4411

Corporate Information

BOARD OF DIRECTORS

Joseph F. Mazzella
Chairman of the Board
Insurance Auto Auctions
General Counsel
Highfields Capital Management L.P.

Thomas C. O'Brien
President and
Chief Executive Officer
Insurance Auto Auctions

Maurice A. Cocca
Director
Insurance Auto Auctions

Susan B. Gould
President
Gould & Associates

Peter H. Kamin
Partner
ValueAct Capital Partners, L.P.

Philip B. Livingston
Chief Financial Officer
World Wrestling Entertainment, Inc.

Melvin R. Martin
General Partner
MRM Investments L.P.

Jeffrey W. Ubben
Managing Partner
ValueAct Capital Partners, L.P.

John K. Wilcox
Director
Insurance Auto Auctions

EXECUTIVE OFFICERS

Thomas C. O'Brien
President and
Chief Executive Officer

David R. Montgomery
Sr. Vice President
Chief Operating Officer

Scott P. Pettit
Sr. Vice President - Finance
Chief Financial Officer
and Secretary

Donald J. Hermanek
Sr. Vice President,
Sales and Marketing

Edward N. Fares
Sr. Vice President and
Chief Information Officer

Peter B. Doder
Vice President
Business Development

Sidney L. Kerley
Vice President,
Corporate Counsel
and Assistant Secretary

TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
P. O. Box 43023
Providence, RI 02940-3023
Phone: 781-575-3400
www.EquiServe.com

ANNUAL MEETING

The Company's Annual Meeting for shareholders will be held on Wednesday, June 18, 2003 at 10:00 AM at the Wyndham Hotel
400 Park Boulevard,
Itasca, Illinois 60143

STOCK LISTING

Nasdaq National Market
Symbol: IAAI

FORM 10-K

Shareholders may obtain without charge a copy of the Form 10-K annual report to the Securities and Exchange Commission that provides certain additional information. Address request to the Corporate Secretary by mail or telephone to the corporate offices. A copy may also be requested through the Internet.

Corporate Headquarters

850 E. Algonquin Road
Suite 100
Schaumburg, IL 60173
Phone: 847-839-3939
www.iaai.com

Specialty Salvage Division

850 E. Algonquin Road
Suite 100
Schaumburg, IL 60173
Phone: 847-839-4222

Design: Creative Design Board, Chicago, IL

Safe Harbor Statement

This Annual Report contains forward-looking information that is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, projects, targeting, *potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that* could cause or contribute to such differences include, but are not limited to, those discussed in the Company's annual report on Form 10-K for the fiscal year ended December 29, 2002. Among these risks are: changes in the market value of salvage; the quality and quantity of inventory available from suppliers; the ability to pass through increased towing costs; that vehicle processing time will improve; legislative or regulatory acts; competition; the availability of suitable acquisition candidates and greenfield opportunities; the ability to bring new facilities to expected earnings targets; the dependence on key insurance company suppliers; the ability of the Company and its outside consultants to successfully complete the re-design of the Company's information systems, both in a timely manner and according to costs and operational specifications; and the level of energy and labor costs.


INSURANCE
AUTO AUCTIONS

Insurance Auto Auctions, Inc.
850 East Algonquin Road, Suite 100
Schaumburg, IL 60173

1/847/839-3939
www.iaai.com